Exhibit 99


                            ILLINOIS TOOL WORKS INC.

                          DESCRIPTION OF CAPITAL STOCK

General

     As of May 9, 1997, the authorized capital stock of ITW consists of 350,000,000 shares of Common Stock, par value of $.01 per share, and 300,000 shares of Preferred Stock, no par value. As of April 30, 1997, there were 124,605,544 shares of Common Stock issued and outstanding. The Board of Directors has declared a stock split to be effected in the form of a stock dividend of one share of Common Stock for each share of Common Stock outstanding to shareholders of record on May 20, 1997, to be distributed on May 27, 1997. No Preferred Stock is issued or outstanding.

Common Stock

     Holders of Common Stock are entitled to one vote for each share held of record, in person or by proxy, at all meetings of the stockholders and on all propositions presented to such meetings(other than the election of any directors who may be elected by vote of the Preferred Stock voting as a class). The Common Stock does not entitle holders to cumulative voting rights in the election of directors. Holders of Common Stock do not have preemptive rights.

     All outstanding shares of Common Stock are fully paid and nonassessable. Dividends may be paid on the Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution, or winding up of the affairs of ITW, its assets remaining, after provision for payment of creditors and holders of any Preferred Stock, are distributable pro rata among holders of its Common Stock.

     The Common Stock is listed and traded on the New York and Chicago Stock Exchanges. The transfer agent and registrar of the Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.

Preferred Stock

     ITW's Preferred Stock is issuable in series. The Preferred Stock is senior to the Common Stock, both as to payment of dividends and distribution of assets. The designation, preferences and rights of each series may be established by the Board of Directors, including voting rights, dividends, redemption features, payments on liquidation and sinking fund provisions, if any. The Preferred Stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to finance acquisitions. The Preferred Stock also could be issued to persons friendly to current management with terms that could render more difficult or discourage attempts to gain control of ITW by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of current management. The Preferred Stock also could be used to dilute the stock ownership of persons seeking to obtain control of ITW.

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Special Charter and By-Law Provisions

     ITW's Restated Certificate of Incorporation, as amended, and its By-Laws contain provisions that could render more difficult a merger, tender offer, proxy contest or attempt to gain control of the Board of Directors, or that could dilute the voting control of a holder of a large block of stock. The Restated Certificate of Incorporation, as amended, provides that an affirmative vote of the holders of not less than two-thirds of the outstanding shares of capital stock entitled to vote for directors is required to approve mergers or consolidations between ITW (or its subsidiaries) and a Substantial Stockholder, transfers of a substantial amount of assets or stock from ITW to a Substantial Stockholder or vice versa, adoption of a Substantial Stockholder's proposal to dissolve ITW, or any transaction relating to ITW's stock that results in a Substantial Stockholder's proportionate share being increased.

     The Restated Certificate of Incorporation, as amended, also requires the approval of the foregoing transactions by the holders of at least a majority of the outstanding shares of capital stock entitled to vote for directors, excluding those shares owned by a Substantial Stockholder. The special voting requirements do not apply to (i) transactions approved by not less than two-thirds of ITW's Board of Directors,(ii) transactions approved by the Board of Directors prior to such time as the Substantial Stockholder became a Substantial Stockholder, (iii) transactions between ITW and its majority-owned subsidiaries, or (iv) transactions in which a minimum price is received by ITW stockholders. A Substantial Stockholder is defined in the Restated Certificate of Incorporation, as amended, as a beneficial owner of more than 10% of the capital stock of ITW entitled to vote for directors, excluding shares owned on March 2,1984.

     The Restated Certificate of Incorporation, as amended, also prohibits stockholder action by written consent, permits only the board of Directors to fill vacancies on the Board, whether created by an increase in the number of directors or otherwise, and requires that the holders of two-thirds of the voting power of ITW, and if there is a Substantial Stockholder, the holders of a majority of the voting power (other than that of the Substantial Stockholder), approve any amendment to, or repeal of, any of the foregoing provisions.